MANAGEMENT’S
DISCUSSION AND ANALYSIS

Q2 2018

May 2, 2018

Basis of Presentation
This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the interim condensed consolidated financial statements and the notes thereto for the three and six months ended March 31, 2018 and 2017. CGI’s accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts are in Canadian dollars unless otherwise noted.

Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements
This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic conditions, and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favorable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission

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(on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 8 - Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

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Non-GAAP and Key Performance Measures
The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•
Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of the present document.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share (diluted EPS) – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.
•
Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs, restructuring costs and tax adjustments. Management believes this measure is useful to investors as it best reflects the Company's performance and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•
Basic and diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items (non-GAAP) on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company's performance on a per share basis and allows for better comparability from period to period. The basic and diluted earnings per share reported in accordance with IFRS can be found in section 3.8 of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3 of the present document.

Liquidity	•
Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company's strategy.

•
Days sales outstanding (DSO) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection and healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company's ability to timely convert its trade receivables and work in progress into cash.

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Growth	•
Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

•
Backlog (non-GAAP) – includes new contract wins, extensions and renewals (bookings (non-GAAP)), partially offset by the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management's best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•
Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing twelve-month period. Management believes that a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net debt (non-GAAP) – is obtained by subtracting from our debt our cash and cash equivalents, short-term investments, long-term investments and fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company's financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5 of the present document.

•
Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder's equity and debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance our operations and to assess the Company's financial strength. We believe that this metric is useful to investors for the same reasons.

•
Return on equity (ROE) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last 12 months over the last four quarters' average equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth. We believe that this measure is useful to investors for the same reasons.

•
Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last 12 months, over the last four quarters' average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Reporting Segments
During the first quarter of Fiscal 2018, we conducted an internal reorganization of our leadership. As a result, the Company is now managed through nine operating segments, namely: Northern Europe (including Nordics, Baltics and Poland); Canada; France (including Luxembourg and Morocco), United States of America (U.S.) Commercial and State Government; U.S. Federal; United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); Asia Pacific Global Delivery Centers of Excellence (India and Philippines); and Australia. The last two operating segments, which each have reported revenue, earnings and assets that are less than 10% of the Company's total revenue, earnings and assets,

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are grouped together as Asia Pacific. This MD&A also includes the transfer of our Poland operations from ECS to Northern Europe. The Company has retrospectively revised the segmented information for the comparative periods to conform to the segment information structure in effect as of Q1 2018. Please refer to sections 3.4 and 3.6 of the present document and to note 10 of our interim condensed consolidated financial statements for additional information on our segments.

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MD&A Objectives and Contents

In this document, we:

•	Provide a narrative explanation of the interim condensed consolidated financial statements through the eyes of management;

•	Provide the context within which the interim condensed consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages

1. Corporate Overview	A description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	8
	1.2. Vision and Strategy	9
	1.3. Competitive Environment	9

2. Highlights and Key Performance Measures	A summary of key highlights during the quarter, the past eight quarters' key performance measures, and CGI’s stock performance.

	2.1. Q2 2018 Highlights	10
	2.2. Selected Quarterly Information & Key Performance Measures	11
	2.3. Stock Performance	12
	2.4. Investments in Subsidiaries	13

3. Financial Review
A discussion of year-over-year changes to financial results between the three and six months ended March 31, 2018 and 2017, describing the factors affecting revenue and adjusted EBIT on a consolidated and segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, service type, segment, and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	14
	3.2. Foreign Exchange	15
	3.3. Revenue Distribution	16
	3.4. Revenue by Segment	17
	3.5. Operating Expenses	20
	3.6. Adjusted EBIT by Segment	21
	3.7. Earnings Before Income Taxes	23
	3.8. Net Earnings and Earnings Per Share	24

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Section	Contents	Pages

4. Liquidity
A discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of capital structure (net debt to capitalization ratio, ROE, and ROIC) and liquidity (DSO) are analyzed on a year-over-year basis.

	4.1. Interim Condensed Consolidated Statements of Cash Flows	26
	4.2. Capital Resources	29
	4.3. Contractual Obligations	29
	4.4. Financial Instruments and Hedging Transactions	29
	4.5. Selected Measures of Capital Resources and Liquidity	30
	4.6. Off-Balance Sheet Financing and Guarantees	30
	4.7. Capability to Deliver Results	30

5. Changes in Accounting Policies	A summary of the future accounting standard changes.	31

6. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the interim condensed consolidated financial statements.	33

7. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	36

8. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	8.1. Risks and Uncertainties	37
	8.2. Legal Proceedings	45

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1.	Corporate Overview

1.1. ABOUT CGI
Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest independent Information Technology (IT) and business consulting services firms in the world. CGI delivers an end-to-end portfolio of capabilities, including high-end IT and business consulting, systems integration, and outsourcing. CGI’s Intellectual Property (IP) solutions, combined with in-depth industry expertise, a unique client proximity and best-fit global delivery network enable CGI to partner with clients around the world to accelerate results, transform their organizations, and drive competitive advantage. The Company employs approximately 73,000 professionals worldwide.
End-to-end services and solutions
CGI delivers end-to-end services that cover the full spectrum of technology delivery; from digital strategy and architecture to solution design, development, integration, implementation, and operations. Our portfolio encompasses:

•
High-end IT and business consulting and systems integration: CGI helps clients create their digital strategy and roadmap, adopting an agile, iterative approach that enables them to innovate, connect and rationalize legacy systems to deliver enterprise-wide change.

•
Outsourcing: Our clients entrust us with full or partial responsibility for their IT and business functions. In return, we deliver innovation, significant efficiency improvements, and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as collections and payroll management. Outsourcing contracts are long-term in nature, with a typical duration of five to ten or more years, allowing our clients to reinvest savings, further driving investments in their digital transformations.

Deep industry expertise
CGI has long standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt with shifts in consumer and citizen expectations and market dynamics and, in the process, allows us to evolve the services and solutions we deliver within those industries.
Our targeted industries include: government, financial services, health, communication, utilities, oil & gas, manufacturing, retail & consumer services, transportation and post & logistics. While these represent our go-to-market industry targets, we group these industries into the following for reporting purposes: government; financial services; health; communications & utilities; and manufacturing, retail & distribution (MRD).
As the move toward digitalization continues across industries, CGI partners with clients to help guide them in becoming customer-centric digital organizations.
Digital IP solutions
CGI’s comprehensive portfolio of IP solutions supports our clients’ mission-critical business functions and accelerates their digital transformation. We offer more than 150 IP-based solutions for the industries we serve, as well as cross-industry solutions. These solutions include digital-enabling software applications, reusable frameworks and innovative delivery methodologies such as Software as a Service.
Applied innovation
CGI is a trusted partner with more than 40 years of experience in delivering innovative, client-inspired business services and solutions. Through our day-to-day project engagements as well as global programs and investments, CGI partners with clients to deliver practical innovations that are replicable, scalable, and deliver measurable results. We help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster with reduced risk and enduring

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results.
Quality processes
CGI clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - the CGI Management Foundation. The CGI Management Foundation provides a common business language, frameworks and practices for managing all operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including ISO and Capability Maturity Model Integration (CMMI) certification programs), as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.
1.2. VISION AND STRATEGY
Our strategy has always been based on long-term fundamentals. For further details, please refer to section 1.2 of CGI's MD&A for the year ended September 30, 2017, which can be found on CGI's website at www.cgi.com and which was filed with the Canadian Securities Administrators on SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
1.3. COMPETITIVE ENVIRONMENT
There have been no significant changes to our competitive environment since the end of Fiscal 2017. For further details, please refer to section 1.3 of CGI's MD&A for the year ended September 30, 2017 which can be found on CGI's website at www.cgi.com and which was filed with the Canadian Securities Administrators on SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

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2.	Highlights and Key Performance Measures

2.1. Q2 2018 HIGHLIGHTS

•	Revenue of $3.0 billion, up 8.3% year-over-year;

•	Adjusted EBIT of $424.4 million, or 14.4% of revenue;

•	Net earnings of $274.4 million, or 9.3% of revenue;

•	Net earnings excluding specific items[1] of $303.2 million, or 10.3% of revenue;

•	Diluted EPS of $0.94, or $1.04 excluding specific items[1];

•	Bookings of $3.5 billion, or 119.1% of revenue; and,

•	Cash provided by operating activities of $425.7 million, or 14.4% of revenue.

[1]	Specific items are comprised of acquisition-related and integration costs, restructuring costs, both net of tax, which are discussed in sections 3.7.1. and 3.7.2. of the present document.

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2.2. SELECTED QUARTERLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the three months ended,	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016
In millions of CAD unless otherwise noted
Growth
Revenue	2,950.3	2,816.9	2,608.1	2,836.8	2,724.4	2,675.7	2,582.4	2,667.1
Year-over-year revenue growth	8.3%	5.3%	1.0%	6.4%	(0.9%)	(0.3%)	(0.1%)	4.2%
Constant currency year-over-year revenue growth	4.9%	4.9%	2.5%	5.2%	5.6%	3.7%	2.8%	0.6%
Backlog	22,049	21,110	20,813	20,800	20,968	20,975	20,893	20,614
Bookings	3,513	2,976	2,913	2,675	2,735	2,962	2,858	2,940
Book-to-bill ratio	119.1%	105.7%	111.7%	94.3%	100.4%	110.7%	110.7%	110.2%
Book-to-bill ratio trailing twelve months	107.7%	102.8%	104.1%	103.8%	107.9%	107.7%	109.8%	109.8%
Profitability
Adjusted EBIT	424.4	406.3	395.8	399.1	395.1	396.7	395.1	390.5
Adjusted EBIT margin	14.4%	14.4%	15.2%	14.1%	14.5%	14.8%	15.3%	14.6%
Net earnings	274.4	285.3	208.5	276.6	274.4	275.7	274.4	273.8
Net earnings margin	9.3%	10.1%	8.0%	9.8%	10.1%	10.3%	10.6%	10.3%
Diluted EPS (in dollars)	0.94	0.98	0.70	0.92	0.90	0.89	0.89	0.89
Net earnings excluding specific items	303.2	288.0	275.7	278.5	275.2	277.6	274.4	273.8
Net earnings margin excluding specific items	10.3%	10.2%	10.6%	9.8%	10.1%	10.4%	10.6%	10.3%
Diluted EPS excluding specific items (in dollars)	1.04	0.99	0.93	0.93	0.91	0.90	0.89	0.89
Liquidity
Cash provided by operating activities	425.7	410.1	352.1	290.6	366.2	349.7	401.8	351.7
As a % of revenue	14.4%	14.6%	13.5%	10.2%	13.4%	13.1%	15.6%	13.2%
Days sales outstanding	46	47	47	45	42	44	44	45
Capital structure
Net debt	1,525.9	1,635.0	1,749.4	1,449.8	1,493.7	1,491.7	1,333.3	1,648.7
Net debt to capitalization ratio	17.5%	19.3%	21.5%	17.2%	18.2%	18.2%	15.8%	20.5%
Return on equity	16.0%	16.2%	16.1%	17.2%	17.5%	17.7%	17.2%	16.9%
Return on invested capital	13.5%	13.7%	13.7%	14.6%	14.7%	14.6%	14.2%	13.8%
Balance sheet
Cash and cash equivalents, and short-term investments	287.5	238.9	165.9	302.9	282.0	313.9	596.5	283.7
Total assets	12,363.7	11,957.5	11,396.2	11,832.6	11,526.0	11,535.9	11,693.3	11,434.0
Long-term financial liabilities[1]	1,578.9	1,588.3	1,821.9	1,725.3	1,747.0	1,760.9	1,765.4	1,764.5

[1]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

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2.3. STOCK PERFORMANCE

CGI Stock Prices (TSX) for the Last Twelve Months
Volume (in millions)
Stock Price (CAD)
0
1
2
3
4
5
6
7
8
9
45.00
50.00
55.00
60.00
65.00
70.00
75.00
80.00
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Daily Trade Volume
Closing Price

2.3.1. Q2 2018 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)
Open:	68.01	Open:	54.03
High:	77.22	High:	59.89
Low:	66.06	Low:	52.69
Close:	74.30	Close:	57.64
CDN average daily trading volumes[1]:	1,048,234	NYSE average daily trading volumes:	245,891
1     Includes the average daily volumes of both the TSX and alternative trading systems.

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2.3.2. Normal Course Issuer Bid (NCIB)
On January 31, 2018, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of CGI's NCIB which allows for the purchase for cancellation of up to 20,595,539 Class A subordinate voting shares (Class A Shares), representing 10% of the Company’s public float as of the close of business on January 24, 2018. Class A Shares may be purchased for cancellation under the current NCIB commencing on February 6, 2018 until no later than February 5, 2019, or on such earlier date when the Company has either acquired the maximum number or elects to terminate the bid.
On February 26, 2018, the Company entered into a private agreement with Serge Godin, Founder and Executive Chairman of the Board of the Company, and purchased for cancellation 3,230,450 Class A Shares for a total consideration of $231.4 million. The transaction was recommended by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the terms of the transaction. In addition, a favourable decision was obtained from the Quebec securities regulator to exempt the Company from the issuer bid requirements. The purchase is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.
During the first quarter of Fiscal 2018, the Company did not purchase any Class A Shares for cancellation.
As at March 31, 2018, the Company could purchase up to 17,365,089 Class A Shares for cancellation, under the current NCIB.
2.3.3. Capital Stock and Options Outstanding
The following table provides a summary of the Capital Stock and Options Outstanding as at April 27, 2018:

Capital Stock and Options Outstanding	As at April 27, 2018
Class A subordinate voting shares	255,757,904
Class B multiple voting shares	29,821,365
Options to purchase Class A subordinate voting shares	12,202,999

2.4 INVESTMENTS IN SUBSIDIARIES
The Company acquired 96.7% of the outstanding shares of Affecto Plc (Affecto) in October 2017 and the remaining outstanding shares during the three months ended March 31, 2018 for a purchase price of $145.0 million (€98.5 million). Affecto is a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland. This acquisition adds more than 1,000 professionals and annualized revenues of approximately €110 million to the Company.
On December 7, 2017, the Company acquired all of the outstanding shares of Paragon Solutions, Inc. (Paragon), for a purchase price of $77.7 million (US$60.5 million). Paragon is a high-end commercial business consultancy with depth in health and life sciences and IT expertise in digital transformation and systems integration, headquartered in Cranford, New Jersey. This acquisition adds more than 300 professionals and annualized revenues of approximately US$54 million to the Company.
These acquisitions were made to complement the Company's proximity model and further strengthen its global capabilities across several in-demand digital transformation areas.

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3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the quarter were $3.5 billion representing a book-to-bill ratio of 119.1%. The breakdown of the new bookings signed during the quarter is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions and	65%	A.	System integration and		A.	Northern Europe	22%	A.	Financial Services	30%
	renewals			consulting	54%	B.	U.S. Commercial and State Government	15%	B.	Government	28%
						C.	Canada	14%	C.	MRD	25%
B.	New business	35%	B.	Management of IT and		D.	France	14%	D.	Communications
				business functions	46%	E.	U.K.	12%		& utilities	12%
						F.	U.S. Federal	12%	E.	Health	5%
						G.	ECS	11%
						H.	Asia Pacific	—%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Management however believes that it is a key indicator of potential future revenue. For the trailing twelve-month period ended March 31, 2018, our book-to-bill ratio was 107.7%.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended March 31, 2018	Bookings for the trailing twelve months ended March 31, 2018	Book-to-bill ratio for the trailing twelve months ended March 31, 2018

Total CGI	3,513,029	12,076,929	107.7%

Northern Europe	770,430	2,064,081	114.1%
Canada	503,568	1,590,724	88.7%
France	483,644	1,687,507	99.9%
U.S. Commercial and State Government	544,805	1,699,881	101.1%
U.S. Federal	403,908	2,074,200	136.3%
U.K.	409,401	1,584,114	115.7%
ECS	382,713	1,278,552	105.8%
Asia Pacific	14,560	97,870	69.6%

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	14

3.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.
Closing foreign exchange rates

As at March 31,	2018	2017	Change
U.S. dollar	1.2904	1.3323	(3.1%)
Euro	1.5854	1.4255	11.2%
Indian rupee	0.0198	0.0205	(3.4%)
British pound	1.8092	1.6707	8.3%
Swedish krona	0.1544	0.1491	3.6%
Australian dollar	0.9899	1.0177	(2.7%)
Average foreign exchange rates

	For the three months ended March 31,			For the For the six months ended March 31,
	2018	2017	Change	2018	2017	Change
U.S. dollar	1.2653	1.3234	(4.4%)	1.2685	1.3290	(4.6%)
Euro	1.5557	1.4114	10.2%	1.5267	1.4251	7.1%
Indian rupee	0.0197	0.0198	(0.5%)	0.0197	0.0198	(0.5%)
British pound	1.7617	1.6405	7.4%	1.7247	1.6491	4.6%
Swedish krona	0.1560	0.1484	5.1%	0.1545	0.1479	4.5%
Australian dollar	0.9949	1.0047	(1.0%)	0.9861	1.0028	(1.7%)

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	15

3.3. REVENUE DISTRIBUTION
The following charts provide additional information regarding our revenue mix for the quarter:

Service Type					Client Geography			Vertical Market

A.	System integration and consulting			52%	A.	U.S.	28%	A.	Government	32%
					B.	Canada	16%	B.	MRD	24%
B.	Management of IT and business functions			48%	C.	France	15%	C.	Financial services	23%
	1.	IT services	38%		D.	U.K.	12%	D.	Communications & utilities	14%
	2.	Business process services	10%		E.	Sweden	7%	E.	Health	7%
					F.	Finland	7%
					G.	Rest of the world	15%
3.3.1. Client Concentration
IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 11.6% of our revenue for Q2 2018 as compared to 13.4% in Q2 2017.
For the six months ended March 31, 2018 and 2017, we generated 11.9% and 13.6%, respectively, of our revenue from the U.S. federal government including its various agencies.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	16

3.4. REVENUE BY SEGMENT
Our segments are reported based on where the client's work is delivered from - our geographic delivery model.
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between Q2 2018 and Q2 2017. The Q2 2018 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

In thousands of CAD except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2018	2017	Change	2018	2017	Change
Total CGI revenue	2,950,258	2,724,431	8.3%	5,767,153	5,400,150	6.8%
Variation prior to foreign currency impact	4.9%			4.9%
Foreign currency impact	3.4%			1.9%
Variation over previous period	8.3%			6.8%

Northern Europe
Revenue prior to foreign currency impact	441,018	411,205	7.3%	897,127	831,792	7.9%
Foreign currency impact	33,848			50,143
Northern Europe revenue	474,866	411,205	15.5%	947,270	831,792	13.9%

Canada
Revenue prior to foreign currency impact	425,920	403,326	5.6%	837,766	796,841	5.1%
Foreign currency impact	(72)			(203)
Canada revenue	425,848	403,326	5.6%	837,563	796,841	5.1%

France
Revenue prior to foreign currency impact	412,409	407,867	1.1%	815,596	784,435	4.0%
Foreign currency impact	42,230			57,804
France revenue	454,639	407,867	11.5%	873,400	784,435	11.3%

U.S. Commercial and State Government
Revenue prior to foreign currency impact	442,240	390,860	13.1%	860,061	753,452	14.1%
Foreign currency impact	(18,440)			(37,663)
U.S. Commercial and State Government revenue	423,800	390,860	8.4%	822,398	753,452	9.2%

U.S. Federal
Revenue prior to foreign currency impact	385,333	359,083	7.3%	762,062	705,744	8.0%
Foreign currency impact	(16,568)			(34,224)
U.S. Federal revenue	368,765	359,083	2.7%	727,838	705,744	3.1%

U.K.
Revenue prior to foreign currency impact	300,909	314,708	(4.4%)	589,944	662,260	(10.9%)
Foreign currency impact	23,031			28,553
U.K. revenue	323,940	314,708	2.9%	618,497	662,260	(6.6%)

ECS
Revenue prior to foreign currency impact	300,185	290,659	3.3%	589,366	576,251	2.3%
Foreign currency impact	30,665			42,664
ECS revenue	330,850	290,659	13.8%	632,030	576,251	9.7%

Asia Pacific
Revenue prior to foreign currency impact	148,590	146,723	1.3%	311,392	289,375	7.6%
Foreign currency impact	(1,040)			(3,235)
Asia Pacific revenue	147,550	146,723	0.6%	308,157	289,375	6.5%

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	17

For the three months ended March 31, 2018, revenue was $2,950.3 million, an increase of $225.8 million, or 8.3% over Q2 2017. On a constant currency basis, revenue increased by $132.2 million or 4.9%. Foreign currency rate fluctuations favourably impacted our revenue by $93.7 million or 3.4%. The increase in revenue was primarily due to recent business acquisitions and the improving market demand for our services and solutions translating to higher work volumes across most segments.
For the six months ended March 31, 2018, revenue was $5,767.2 million, an increase of $367.0 million, or 6.8% over the same period last year. On a constant currency basis, revenue increased by $263.2 million or 4.9%. Foreign currency rate fluctuations favourably impacted our revenue by $103.8 million or 1.9%. The increase in revenue was mostly due to the same factors identified for the quarter.
3.4.1. Northern Europe
Revenue in our Northern Europe segment was $474.9 million in Q2 2018, an increase of $63.7 million or 15.5% over the same period last year. On a constant currency basis, revenue increased by $29.8 million or 7.3%. The increase was mainly driven by revenue associated with the acquisition of Affecto, as well as increased work volume in Finland across several vertical markets. This was partly offset by the non-renewal of certain infrastructure outsourcing contracts and the successful completion of projects in Sweden.
For the six months ended March 31, 2018, revenue in our Northern Europe segment was $947.3 million, an increase of $115.5 million or 13.9% over the same period last year. On a constant currency basis, revenue increased by $65.3 million or 7.9%. The increase in revenue was due to the same factors identified for the quarter.
On a client geographic basis, the top two Northern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $295 million and $593 million for the three and six months ended March 31, 2018, respectively.
3.4.2. Canada
Revenue in our Canada segment was $425.8 million in Q2 2018, an increase of $22.5 million or 5.6% compared to the same period last year. The increase in revenue was mainly the result of an increase in new and existing business primarily within the financial services and communications & utilities vertical markets.
For the six months ended March 31, 2018, revenue in our Canada segment was $837.6 million, an increase of $40.7 million or 5.1% compared to the same period last year. The increase in revenue was due to the same factors identified for the quarter.
On a client geographic basis, the top two Canada vertical markets were financial services and communications & utilities, generating combined revenues of approximately $291 million and $570 million for the three and six months ended March 31, 2018, respectively.
3.4.3. France
Revenue in our France segment was $454.6 million in Q2 2018, an increase of $46.8 million or 11.5% over the same period last year. On a constant currency basis, revenue increased by $4.5 million or 1.1%, despite one less billable day. The increase in revenue was mainly the result of an increase in existing and new business across most of the segment's vertical markets, partly offset by successful project completions mainly within the MRD and communication & utilities vertical markets.
For the six months ended March 31, 2018, revenue in our France segment was $873.4 million, an increase of $89.0 million or 11.3% over the same period last year. On a constant currency basis, revenue increased by $31.2 million or 4.0%. The increase in revenue was due to the same factors identified for the quarter.
On a client geographic basis, the top two France vertical markets were MRD and financial services, generating combined revenues of approximately $309 million and $593 for the three and six months ended March 31, 2018, respectively.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	18

3.4.4. U.S. Commercial and State Government
Revenue in our U.S. Commercial and State Government segment was $423.8 million in Q2 2018, an increase of $32.9 million or 8.4% over the same period of last year. On a constant currency basis, revenue increased by $51.4 million or 13.1%, mainly due to recent business acquisitions and higher work volumes primarily within the financial services vertical market. This increase was partly offset by lower IP-based services and solution sales volume, predominantly in license sales, than the prior year period.
For the six months ended March 31, 2018, revenue in our U.S. Commercial and State Government segment was $822.4 million, an increase of $68.9 million or 9.2% over the same period last year. On a constant currency basis, revenue increased by $106.6 million or 14.1% primarily due to the factors identified for the quarter.
On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $270 million and $527 million for the three and six months ended March 31, 2018, respectively.
3.4.5. U.S. Federal
Revenue in our U.S. Federal segment was $368.8 million in Q2 2018, an increase of $9.7 million or 2.7% over the same period last year. On a constant currency basis, revenue increased by $26.3 million or 7.3%. The increase was driven by a balanced growth between civilian and defense based revenues.
For the six months ended March 31, 2018, revenue in our U.S. Federal segment was $727.8 million, an increase of $22.1 million or 3.1% over the same period last year. On a constant currency basis, revenue increased by $56.3 million or 8.0%, mainly due to the same factor identified for the quarter. The impact of an unfavourable work in progress adjustment from the prior year also contributed to the increase.
For the three months ended March 31, 2018, 80% of revenues within the U.S. Federal segment were Federal civilian based and 20% were defense based. For the six months ended March 31, 2018, 79% of revenues within the U.S. Federal segment were Federal civilian based and 21% were defense based.
3.4.6. U.K.
Revenue in our U.K. segment was $323.9 million in Q2 2018, an increase of $9.2 million or 2.9% over the same period last year. On a constant currency basis, revenue decreased by $13.8 million or 4.4%. The change in revenue was mainly due to the successful completion of projects and the prior year's net positive impact of change requests on certain contracts. This was partly offset by new business, mainly within the communications & utilities and government vertical markets.
For the six months ended March 31, 2018, revenue in our U.K. segment was $618.5 million, a decrease of $43.8 million or 6.6% over the same period last year. On a constant currency basis, revenue decreased by $72.3 million or 10.9%. The change in revenue was mainly due to the impact, in Q1 2017, of a favourable renegotiation of a loss making contract, as well as the same factors identified for the quarter.
On a client geographic basis, the top two U.K. vertical markets were government and communications & utilities, generating combined revenues of approximately $247 million and $470 million for the three and six months ended March 31, 2018, respectively.
3.4.7. ECS
Revenue in our ECS segment was $330.9 million in Q2 2018, an increase of $40.2 million or 13.8% over the same period last year. On a constant currency basis, revenue increased by $9.5 million or 3.3%. The increase in revenue was mainly driven by new and existing business in Germany. This was in part offset by higher use of our offshore global delivery centers in Asia Pacific and project completions in the Netherlands.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	19

For the six months ended March 31, 2018, revenue in our ECS segment was $632.0 million, an increase of $55.8 million or 9.7% over the same period last year. On a constant currency basis, revenue increased by $13.1 million or 2.3% despite fewer billable days. The increase in revenue was mostly due to the same factors identified for the quarter.
On a client geographic basis, the top two ECS vertical markets were MRD and financial services, generating combined revenues of approximately $210 million for the three months ended March 31, 2018. For the six months ended March 31, 2018, the top two ECS vertical markets were MRD and communications & utilities, generating combined revenues of approximately $397 million.
3.4.8. Asia Pacific
Revenue in our Asia Pacific segment was $147.6 million in Q2 2018, an increase of $0.8 million or 0.6% over the same period last year. On a constant currency basis, revenue increased by $1.9 million or 1.3%. The increase in revenue was mainly driven by the continued demand for our offshore delivery centers, partly offset by successful project completions in Australia.
For the six months ended March 31, 2018, revenue in our Asia Pacific segment was $308.2 million, an increase of $18.8 million or 6.5% over the same period last year. On a constant currency basis, revenue increased by $22.0 million or 7.6%. The increase in revenue was mainly driven by the impact, in Q1 2018, of a renegotiation of a client contract in Australia as well as the factors identified for the quarter.
On a client geographic basis, the top two Asia Pacific vertical markets were communications & utilities and MRD, generating combined revenues of approximately $17 million for the three months ended March 31, 2018. For the six months ended March 31, 2018, the top two Asia Pacific vertical markets were government and communications & utilities, generating combined revenues of approximately $43 million.
3.5. OPERATING EXPENSES

In thousands of CAD except for percentages	For the three months ended March 31,				For the six months ended March 31,
		% of revenue		% of revenue		% of revenue		% of revenue
	2018		2017		2018		2017
Costs of services, selling and administrative	2,525,892	85.6%	2,328,952	85.5%	4,936,524	85.6%	4,605,656	85.3%
Foreign exchange loss (gain)	16	0.0%	407	0.0%	(53)	0.0%	2,761	0.1%
3.5.1. Costs of Services, Selling and Administrative
For the three months ended March 31, 2018, costs of services, selling and administrative expenses amounted to $2,525.9 million, an increase of $196.9 million over the same period last year. As a percentage of revenue, cost of services remained stable as savings generated from the Restructuring Program (see section 3.7.2. of the present document) helped compensate for the impact of higher IP-based services and solutions sales volume in the prior year period. As a percentage of revenue, selling and administrative expenses remained relatively stable.
For the six months ended March 31, 2018, costs of services, selling and administrative expenses amounted to $4,936.5 million, an increase of $330.9 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses increased to 85.6% from 85.3%. As a percentage of revenue, costs of services increased compared to the same period last year due to the factors identified for the quarter, as well as the impact of the renegotiation of a loss making contract and the additional research & development (R&D) tax credits, both from the prior year. As a percentage of revenue, selling and administrative expenses remained stable.
During the three months ended March 31, 2018, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $82.3 million offsetting the favourable translation impact of $93.7 million on our revenue. During the six months ended March 31, 2018, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $93.1 million offsetting the favourable translation impact of $103.8 million million on our revenue.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	20

3.5.2. Foreign Exchange Loss (Gain)
During the three and six months ended March 31, 2018, CGI did not incur any material foreign exchange losses or gains. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible, to exchange rate fluctuations.
3.6. ADJUSTED EBIT BY SEGMENT

In thousands of CAD except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2018	2017	Change	2018	2017	Change

Northern Europe	48,095	52,294	(8.0%)	92,705	98,207	(5.6%)
As a percentage of segment revenue	10.1%	12.7%		9.8%	11.8%

Canada	93,439	76,087	22.8%	182,702	163,492	11.7%
As a percentage of segment revenue	21.9%	18.9%		21.8%	20.5%

France	67,401	63,870	5.5%	133,456	110,811	20.4%
As a percentage of segment revenue	14.8%	15.7%		15.3%	14.1%

U.S. Commercial and State Government	61,156	74,434	(17.8%)	121,407	143,903	(15.6%)
As a percentage of segment revenue	14.4%	19.0%		14.8%	19.1%

U.S. Federal	46,821	47,773	(2.0%)	95,179	93,011	2.3%
As a percentage of segment revenue	12.7%	13.3%		13.1%	13.2%

U.K.	51,622	23,187	122.6%	99,493	73,568	35.2%
As a percentage of segment revenue	15.9%	7.4%		16.1%	11.1%

ECS	28,313	31,080	(8.9%)	46,832	52,476	(10.8%)
As a percentage of segment revenue	8.6%	10.7%		7.4%	9.1%

Asia Pacific	27,503	26,347	4.4%	58,908	56,265	4.7%
As a percentage of segment revenue	18.6%	18.0%		19.1%	19.4%
Adjusted EBIT	424,350	395,072	7.4%	830,682	791,733	4.9%
Adjusted EBIT margin	14.4%	14.5%		14.4%	14.7%
For the three months ended March 31, 2018, adjusted EBIT margin remained relatively stable at 14.4% when compared to the same period last year. Improvements in the Canada and U.K. segments, in part due to the Restructuring Program, were offset by the impact of the U.S. segments, mainly due to lower IP-based services and solution sales volume, predominantly from license sales.
For the six months ended March 31, 2018, adjusted EBIT margin decreased to 14.4% from 14.7% as compared to the same period last year. The change in adjusted EBIT margin was primarily due to the same factors identified for the quarter, as well as the favourable impact from the recovery of additional R&D tax credits in Fiscal 2017.
3.6.1. Northern Europe
Adjusted EBIT in the Northern Europe segment was $48.1 million in Q2 2018, a decrease of $4.2 million when compared to Q2 2017. Adjusted EBIT margin decreased to 10.1% from 12.7% in Q2 2017. This change was due to the expiration of certain outsourcing contracts in Sweden, the temporary dilutive impact of the Affecto acquisition, and the adjustments in performance-based compensation accruals between the two periods. This was partly offset by savings generated from the Restructuring Program.
For the six months ended March 31, 2018, adjusted EBIT in the Northern Europe segment was $92.7 million, a decrease of $5.5 million when compared to the same period last year. Adjusted EBIT margin decreased to 9.8% from 11.8%, mainly due to the same factors identified for the quarter.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	21

3.6.2. Canada
Adjusted EBIT in the Canada segment was $93.4 million in Q2 2018, an increase of $17.4 million when compared to Q2 2017. Adjusted EBIT margin increased to 21.9% from 18.9% in Q2 2017, mainly due to an increase in IP-based services and solution sales volume within the financial services vertical market, and savings generated from the Restructuring Program.
For the six months ended March 31, 2018, adjusted EBIT in the Canada segment was $182.7 million, an increase of $19.2 million when compared to the same period last year, while the adjusted EBIT margin increased to 21.8% from 20.5%. The increase in adjusted EBIT margin was mainly due to the same factors identified for the quarter.
3.6.3. France
Adjusted EBIT in the France segment was $67.4 million in Q2 2018, an increase of $3.5 million when compared to Q2 2017. Adjusted EBIT margin decreased to 14.8% from 15.7% in Q2 2017, mainly due to one less billable day.
For the six months ended March 31, 2018, adjusted EBIT in the France segment was $133.5 million, an increase of $22.6 million when compared to the same period last year. Adjusted EBIT margin increased to 15.3% from 14.1% mainly due to the additional R&D tax credits compared to the same period last year.
3.6.4. U.S. Commercial and State Government
Adjusted EBIT in the U.S. Commercial and State Government segment was $61.2 million in Q2 2018, a decrease of $13.3 million when compared to Q2 2017. Adjusted EBIT margin decreased to 14.4% from 19.0%. This change was primarily due to the impact of lower IP-based services and solution sales volume, predominantly in license sales, the adjustments in performance based compensation accruals between the two periods and, to a lesser extent, certain projects completed in the state and local government market.
For the six months ended March 31, 2018, adjusted EBIT in the U.S. Commercial and State Government segment was $121.4 million, a decrease of $22.5 million when compared to the same period last year. Adjusted EBIT margin decreased to 14.8% from 19.1%. The change in adjusted EBIT margin was mainly due to the same factors identified in the quarter, as well as  the favourable impact from additional R&D tax credits in Fiscal 2017.
3.6.5. U.S. Federal
Adjusted EBIT in the U.S. Federal segment was $46.8 million in Q2 2018, a decrease of $1.0 million when compared to Q2 2017. Adjusted EBIT decreased to 12.7% from 13.3% primarily due to the favourable impact of additional R&D tax credits in Q2 2017.
For the six months ended March 31, 2018, adjusted EBIT in the U.S. Federal segment was $95.2 million, an increase of $2.2 million when compared to the same period last year. Adjusted EBIT margin remained relatively stable at 13.1%.
3.6.6. U.K.
Adjusted EBIT in the U.K. segment was $51.6 million in Q2 2018, an increase of $28.4 million when compared to Q2 2017. Adjusted EBIT margin increased to 15.9% from 7.4% in Q2 2017. The increase was mainly the result of the unfavourable adjustment due to reevaluation of costs to complete a project in Q2 2017, savings generated by the Restructuring Program and the favourable reevaluation of a provision related to a supplier contract in Q2 2018.
For the six months ended March 31, 2018, adjusted EBIT in the U.K. segment was $99.5 million, an increase of $25.9 million when compared to the same period last year. Adjusted EBIT margin increased to 16.1% from 11.1%. The increase in adjusted EBIT margin was mainly due to savings generated by the Restructuring Program as well as provision releases upon successful completion of large client programs from the prior quarter.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	22

3.6.7. ECS
Adjusted EBIT was $28.3 million in Q2 2018, a decrease of $2.8 million when compared to Q2 2017. Adjusted EBIT margin decreased to 8.6% from 10.7% in Q2 2017. The decrease in adjusted EBIT margin was mainly due to the favourable settlement of a client contract in Q2 2017. This was partly offset by savings generated by the Restructuring Program.
For the six months ended March 31, 2018, adjusted EBIT in the ECS segment was $46.8 million, a decrease of $5.6 million when compared to the same period last year. Adjusted EBIT margin decreased to 7.4% from 9.1% last year. The change in adjusted EBIT margin was mainly due to the same factors identified for the quarter.
3.6.8. Asia Pacific
Adjusted EBIT in the Asia Pacific segment was $27.5 million in Q2 2018, an increase of $1.2 million when compared to Q2 2017, while the adjusted EBIT margin increased to 18.6% from 18.0%. This improvement was mostly due to savings generated by the Restructuring Program.
For the six months ended March 31, 2018, adjusted EBIT in the Asia Pacific segment was $58.9 million, an increase of $2.6 million when compared to the same period last year. Adjusted EBIT margin decreased to 19.1% from 19.4% last year. This change was mainly due to the renegotiation of a client contract in Q1 2018 and successful project completions in Australia, partly offset by the savings generated by the Restructuring Program.
3.7. EARNINGS BEFORE INCOME TAXES
The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

In thousands of CAD except for percentage	For the three months ended March 31,				For the six months ended March 31,
	2018	% of Revenue	2017	% of Revenue	2018	% of Revenue	2017	% of Revenue
Adjusted EBIT	424,350	14.4%	395,072	14.5%	830,682	14.4%	791,733	14.7%
Minus the following items:
Acquisition-related and integration costs	11,115	0.4%	1,285	—	26,861	0.5%	4,390	0.1%
Restructuring costs	27,535	0.9%	—	—	60,308	1.0%	—	—
Net finance costs	17,313	0.6%	17,845	0.7%	34,447	0.6%	36,365	0.7%
Earnings before income taxes	368,387	12.5%	375,942	13.8%	709,066	12.3%	750,978	13.9%
3.7.1. Acquisition-Related and Integration Costs
For the three and six months ended March 31, 2018, the Company incurred respectively $11.1 million and $26.9 million of acquisition-related and integration costs, related to the integration of Affecto, Paragon and Summa's operations to the CGI operating model. These costs are mainly related to the termination of certain employees, as well as leases for premises which the Company vacated.
3.7.2. Restructuring Costs
In the prior fiscal year, the Company announced it will incur approximately $165.0 million of restructuring costs, subsequently increased to $185.0 million, to improve profitability by addressing the underutilization of the Company's resources due to the accelerating shift in client demand.
Since inception, the Company incurred a total of $148.9 million of costs related to the announced program (Restructuring Program), of which $27.5 million and $60.3 million was expensed during the three and six months ended March 31, 2018, respectively. These amounts include restructuring costs for termination of employment, leases of vacated premises, as well as other restructuring costs.

3.7.3. Net Finance Costs

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	23

Net finance costs mainly include the interest on our long-term debt. For the three months ended March 31, 2018, the net finance costs was stable while for the six months ended March 31, 2018, the decrease in net finance costs was mainly the result of the repayment of the first tranche of the senior U.S. unsecured notes in the previous year and a decrease in finance leases.
3.8. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

In thousands of CAD except for percentage and shares data	For the three months ended March 31,			For the six months ended March 31,
	2018	2017	Change	2018	2017	Change

Earnings before income taxes	368,387	375,942	(2.0%)	709,066	750,978	(5.6%)
Income tax expense	94,015	101,504	(7.4%)	149,429	200,889	(25.6%)
Effective tax rate	25.5%	27.0%		21.1%	26.8%
Net earnings	274,372	274,438	—%	559,637	550,089	1.7%
Net earnings margin	9.3%	10.1%		9.7%	10.2%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	286,459,356	298,489,002	(4.0%)	286,631,179	300,859,801	(4.7%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	290,997,492	303,619,463	(4.2%)	291,346,075	306,759,016	(5.0%)

Earnings per share (in dollars)
Basic	0.96	0.92	4.3%	1.95	1.83	6.6%
Diluted	0.94	0.90	4.4%	1.92	1.79	7.3%
3.8.1. Income Tax Expense
For Q2 2018, the income tax expense was $94.0 million compared to $101.5 million over the same period last year, while our effective tax rate decreased to 25.5% from 27.0%. The decrease in income tax rate was mainly the result of the U.S. tax reform enacted in Q1 2018.
For the six months ended March 31, 2018, the income tax expense was $149.4 million compared to $200.9 million over the same period last year, while our effective tax rate decreased to 21.1% from 26.8%. On December 22, 2017, the U.S. government enacted a tax reform which includes several measures such as a reduction of corporate tax rate from 35% to 21%, effective on January 1, 2018, and a one-time repatriation tax on earnings held by foreign subsidiaries. In addition to the U.S. tax reform, the government of France enacted a temporary corporate surtax for the current year and a tax rate reduction was also enacted by the government of Belgium. As such, during the three months ended December 31, 2017, the Company recorded a net income tax recovery of $34.1 million resulting from the re-evaluation of its deferred tax assets and liabilities of $45.5 million partially offset by an income tax expense of $11.4 million in relation to the U.S. repatriation tax.
When excluding these tax adjustments and the tax effects from acquisition-related and integration costs and restructuring costs incurred, the income tax rate would have been 25.7% for the six months ended March 31, 2018. The decrease in income tax rate was mainly attributable to the taxation of our U.S. operations at a lower tax rate.
The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.
Based on the enacted rates at the end of Q2 2018 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 24.5% to 26.5% in subsequent periods.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	24

3.8.2. Weighted Average Number of Shares
For Q2 2018, CGI’s basic and diluted weighted average number of shares decreased compared to Q2 2017 due to the impact of the purchase for cancellation of Class A Shares, partly offset by the grants and the exercise of stock options.
3.8.3. Net Earnings and Earnings per Share Excluding Specific Items
Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs, restructuring costs, and tax adjustments:

In thousands of CAD except for percentages and shares data	For the three months ended March 31,			For the six months ended March 31,
	2018	2017	Change	2018	2017	Change
Earnings before income taxes	368,387	375,942	(2.0%)	709,066	750,978	(5.6%)
Add back:
Acquisition-related and integration costs	11,115	1,285	765.0%	26,861	4,390	511.9%
Restructuring costs	27,535	—	—%	60,308	—	—%
Earnings before income taxes excluding specific items	407,037	377,227	7.9%	796,235	755,368	5.4%
Margin	13.8%	13.8%		13.8%	14.0%

Income tax expense	94,015	101,504	(7.4%)	149,429	200,889	(25.6%)
Add back:
Tax deduction on acquisition-related and integration costs	2,387	490	387.1%	5,674	1,673	239.2%
Tax deduction on restructuring costs	7,392	—	—%	15,824	—	—%
Net tax adjustment	—	—	—%	34,100	—	—%
Income tax expense excluding specific items	103,794	101,994	1.8%	205,027	202,562	1.2%
Effective tax rate excluding specific items	25.5%	27.0%		25.7%	26.8%

Net earnings excluding specific items	303,243	275,233	10.2%	591,208	552,806	6.9%
Net earnings excluding specific items margin	10.3%	10.1%		10.3%	10.2%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	286,459,356	298,489,002	(4.0%)	286,631,179	300,859,801	(4.7%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	290,997,492	303,619,463	(4.2%)	291,346,075	306,759,016	(5.0%)

Earnings per share excluding specific items (in dollars)
Basic	1.06	0.92	15.2%	2.06	1.84	12.0%
Diluted	1.04	0.91	14.3%	2.03	1.80	12.8%

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	25

4.	Liquidity

4.1. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
CGI’s growth is financed through a combination of cash flow from operations, borrowing under our existing credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at March 31, 2018, cash and cash equivalents were $287.5 million. The following table provides a summary of the generation and use of cash for the three and six months ended March 31, 2018 and 2017.

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2018	2017	Change	2018	2017	Change
Cash provided by operating activities	425,652	366,219	59,433	835,742	715,873	119,869
Cash used in investing activities	(98,198)	(82,905)	(15,293)	(373,096)	(318,127)	(54,969)
Cash used in financing activities	(292,054)	(315,004)	22,950	(355,807)	(708,784)	352,977
Effect of foreign exchange rate changes on cash and cash equivalents	13,204	(181)	13,385	14,835	(3,453)	18,288
Net increase (decrease) in cash and cash equivalents	48,604	(31,871)	80,475	121,674	(314,491)	436,165
4.1.1. Cash Provided by Operating Activities
For the three months ended March 31, 2018, cash provided by operating activities was $425.7 million or 14.4% of revenue as compared to $366.2 million or 13.4% for the same period last year. For the six months ended March 31, 2018, cash provided by operating activities was $835.7 million or 14.5% of revenue compared to $715.9 million or 13.3% for the same period last year.
The following table provides a summary of the generation and use of cash from operating activities:

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2018	2017	Change	2018	2017	Change
Net earnings	274,372	274,438	(66)	559,637	550,089	9,548
Amortization and depreciation	97,104	92,984	4,120	190,394	182,303	8,091
Other adjustments[1]	(4,258)	6,792	(11,050)	(39,772)	50,272	(90,044)
Cash flow from operating activities before net change in non-cash working capital items	367,218	374,214	(6,996)	710,259	782,664	(72,405)
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	113,248	81,982	31,266	21,273	(33,817)	55,090
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(7,176)	(54,741)	47,565	83,067	(38,894)	121,961
Other[2]	(47,638)	(35,236)	(12,402)	21,143	5,920	15,223
Net change in non-cash working capital items	58,434	(7,995)	66,429	125,483	(66,791)	192,274
Cash provided by operating activities	425,652	366,219	59,433	835,742	715,873	119,869

[1]	Comprised of deferred income taxes, foreign exchange loss (gain) and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	26

For the three months ended March 31, 2018, the net $58.4 million of cash provided in non-cash working capital items was mostly due to the decrease in our DSO from 47 days in Q1 2018 to 46 days in Q2 2018 and the collection of tax credits. This was partially offset by prepayments of annual software related fees and the timing of income tax payments.
For the six months ended March 31, 2018, the net $125.5 million of cash generated from non-cash working capital items was primarily explained by the timing of accounts payable, accrued liabilities and income tax payments.
The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.
4.1.2. Cash Used in Investing Activities
For the three and six months ended March 31, 2018, $98.2 million and $373.1 million were used in investing activities while $82.9 million and $318.1 million were used over the same periods last year.
The following table provides a summary of the use of cash from investing activities:

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2018	2017	Change	2018	2017	Change
Business acquisitions	(5,405)	—	(5,405)	(204,402)	(150,897)	(53,505)
Proceeds from sale of property, plant & equipment	—	3,317	(3,317)	—	3,317	(3,317)
Purchase of property, plant and equipment	(37,120)	(27,894)	(9,226)	(67,142)	(58,289)	(8,853)
Additions to contract costs	(24,404)	(21,062)	(3,342)	(41,844)	(47,228)	5,384
Additions to intangible assets	(29,766)	(34,193)	4,427	(53,170)	(57,983)	4,813
Net proceeds from sale of long-term investments	(1,503)	(3,073)	1,570	(6,538)	(7,047)	509
Cash used in investing activities	(98,198)	(82,905)	(15,293)	(373,096)	(318,127)	(54,969)
For the three months ended March 31, 2018, cash used in investing activities increased by $15.3 million when compared to the same period last year. The variance was mainly driven by the purchase of computer equipment, as well as the business acquisition of Affecto.
The increase of $55.0 million in cash used in investing activities during the six months ended March 31, 2018 was mainly due to the acquisitions of Affecto and Paragon. The cash purchase of property, plant and equipment was partially offset by less transition costs on outsourcing contracts and intangible assets when compared to the same period last year.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	27

4.1.3. Cash Used in Financing Activities
For the three and six months ended March 31, 2018, $292.1 million and $355.8 million were used in financing activities while $315.0 million and $708.8 million were used in the prior year.
The following table provides a summary of the generation and use of cash from financing activities:

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2018	2017	Change	2018	2017	Change
Net change in unsecured committed revolving credit facility	(70,564)	—	(70,564)	(112,360)	—	(112,360)
Net change in long-term debt	(19,197)	(40,511)	21,314	(19,161)	(154,633)	135,472
	(89,761)	(40,511)	(49,250)	(131,521)	(154,633)	23,112
Repayment of debt assumed from business acquisitions	—	—	—	(21,946)	(6,290)	(15,656)
Purchase of Class A subordinate voting shares held in trust	—	—	—	(24,789)	—	(24,789)
Resale of Class A subordinate voting shares held in trust	—	—	—	528	4,046	(3,518)
Purchase and cancellation of Class A subordinate voting shares	(231,443)	(285,686)	54,243	(231,443)	(588,296)	356,853
Issuance of Class A subordinate voting shares	29,150	11,193	17,957	53,364	36,389	16,975
Cash used in financing activities	(292,054)	(315,004)	22,950	(355,807)	(708,784)	352,977
For the three months ended March 31, 2018, $89.8 million was used to reduce our outstanding debt mainly driven by $70.6 million repaid under the unsecured committed revolving credit facility, while in Q2 2017, $40.5 million was used to reduce our outstanding debt. For the six months ended March 31, 2018, $131.5 million was used to reduce our outstanding debt mainly driven by $112.4 million repaid under the unsecured committed revolving credit facility, while $21.9 million was used to repay debt assumed from business acquisitions, mainly Affecto. For the six months ended March 31, 2017, $154.6 million was used to reduce our outstanding debt mainly driven by the scheduled repayment of a tranche of the Senior U.S. unsecured notes in the amount of $113.6 million (US$85.0 million), while $6.3 million was used to repay debt assumed from the acquisition of Collaborative Consulting.
For the six months ended March 31, 2018, an amount of $24.8 million was used to purchase CGI Class A Shares in connection with the Company's Performance Share Unit Plans (PSU Plans). More information concerning the PSU Plans can be found in note 7 of the interim condensed consolidated financial statements.
For the three and six months ended March 31, 2018, $231.4 million was used to purchase 3,230,450 Class A Shares for cancellation under the current NCIB. For the three and six months ended March 31, 2017, $285.7 million and $588.3 million were used to purchase for cancellation 4,560,300 and 9,458,000 Class A Shares, respectively, under the annual aggregate limit of the NCIB then in effect.
Finally, for the three months ended March 31, 2018, $29.2 million was received in proceeds from the exercise of stock options, while in Q2 2017, $11.2 million was received. For the six months ended March 31, 2018, $53.4 million was received in proceeds from the exercise of stock options, compared to $36.4 million during the six months ended March 31, 2017.
4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For the three and six months ended March 31, 2018, the effect of foreign exchange rate changes on cash and cash equivalents was a favourable impact of $13.2 million and $14.8 million, respectively. This amount had no effect on net earnings as it was recorded in other comprehensive income.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	28

4.2. CAPITAL RESOURCES

As at March 31, 2018	Available
In thousands of CAD
Cash and cash equivalents	287,546
Long-term investments	29,951
$1.5 billion unsecured committed revolving credit facility[1]	1,401,941
Total	1,719,438

[1]	Includes an amount of $90.0 million outstanding under our unsecured committed revolving credit facility and letters of credit in the aggregate amount of $8.1 million as at March 31, 2018.
Our cash position and bank lines are sufficient to support our growth strategy. As at March 31, 2018, cash and cash equivalents and long-term investments represented $317.5 million.
Cash equivalents include term deposits, all with maturities of 90 days or less. Long-term investments include corporate and government bonds with maturities ranging from one to five years, with a credit rating of A or higher.
As at March 31, 2018, the aggregate amount of the capital resources available to the Company was of $1,719.4 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at March 31, 2018, CGI was in compliance with these covenants.
Total debt decreased by $41.3 million to $1,781.6 million as at March 31, 2018, compared to $1,822.9 million as at December 31, 2017. The variance was mainly due to net repayments on our long-term debt of $89.8 million partially offset by a foreign exchange translation impact of $52.8 million.
As at March 31, 2018, CGI was showing a negative working capital2 of $45.1 million. The Company also had $1,401.9 million available under its unsecured committed revolving credit facility and is generating a significant level of cash that will allow it to fund its operations while maintaining adequate levels of liquidity.
Management does not expect that the tax implications and impact on repatriation of the cash and cash equivalents held by foreign subsidiaries as at March 31, 2018 will materially affect the Company's liquidity.
2    Working capital is defined as total current assets minus total current liabilities.
4.3. CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2017.
4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 11 of our interim condensed consolidated financial statements for additional information on our financial instruments and hedging transactions.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	29

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at March 31,	2018	2017
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,525,949	1,493,724
Add back:
Cash and cash equivalents	287,546	282,038
Long-term investments	29,951	32,359
Fair value of foreign currency derivative financial instruments related to debt	(61,846)	(43,792)
Long-term debt including the current portion	1,781,600	1,764,329

Net debt to capitalization ratio	17.5%	18.2%
Return on equity	16.0%	17.5%
Return on invested capital	13.5%	14.7%
Days sales outstanding	46	42
We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy. The net debt to capitalization ratio decreased to 17.5% in Q2 2018 from 18.2% in Q2 2017. The change in the net debt to capitalization ratio was mostly due to an increase in our equity following a strong profitability over the last year.
ROE is a measure of the return we are generating for our shareholders. ROE decreased to 16.0% in Q2 2018 from 17.5% in Q2 2017. The decrease was mainly due to lower net earnings, mainly the result of restructuring costs over the last three quarters.
ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio decreased to 13.5% in Q2 2018 from 14.7% in Q2 2017. The change in the ROIC was mainly the result of restructuring costs incurred over the last three quarters.
DSO increased to 46 days at the end of Q2 2018 when compared to 42 days in Q2 2017. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO. The Company maintains a target DSO of 45 days.
4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES
In the normal course of operations, CGI uses off-balance sheet financing for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $11.0 million, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its interim condensed consolidated financial statements.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at March 31, 2018, we had committed a total of $20.4 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
4.7. CAPABILITY TO DELIVER RESULTS
Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our Build and Buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; purchasing for cancellation Class A Shares and paying down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2018.
Strong and experienced leadership is essential to successfully implement the Company's strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience in the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, approximately 80% of our members are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and CMMI certification programs.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	30

5.	Changes in Accounting Policies

The interim condensed consolidated financial statements for the three and six months ended March 31, 2018 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
ACCOUNTING STANDARD ADOPTION
The following amendment to the existing standard has been adopted by the Company on October 1, 2017:
IAS 7 - Statement of Cash Flows
In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosures about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The additional disclosures will be provided in the Company’s consolidated financial statements for the year ended September 30, 2018.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective. The Company’s preliminary assessments are subject to change, as the Company is progressing in the assessment of the impact of these standards on its consolidated financial statements.
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.
The standard will be effective on October 1, 2018 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented, or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application. The Company has not yet selected a transition method.
In preparation for the conversion to IFRS 15, the Company has developed a detailed conversion plan consisting of four phases: 1) awareness, 2) detailed assessment, 3) design and 4) implementation. As part of the awareness phase, the Company has established a Steering Committee responsible for monitoring the progress and approving recommendations from the project team. The Steering Committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.
The Company has completed the awareness phase which also involved a high-level review of the differences between current requirements and IFRS 15.
The Company has mostly completed the second phase of the conversion plan which encompasses a detailed assessment of the differences. The Company is currently in the process of assessing the quantitative impact of the differences identified, which will depend on its business activities during the current fiscal year and its choice of transition method.
The Company expects that generally revenue from outsourcing, BPS and systems integration and consulting services arrangements will continue to be recognized as the services are provided in a manner that is consistent with its current accounting policies.
Currently, when a software license has value to the client on a stand-alone basis and is identified as a separately identifiable component, revenue from a software license is recognized upon delivery. Under IFRS 15, when the arrangement involves significant customization services, revenue from a software license will be combined with the services, resulting in a change

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2018	Page	31

in timing of revenue recognition. Based on the preliminary analysis of contracts involving software performed to date, the Company does not expect a significant impact on its consolidated financial statements.
The Company is still in the process of evaluating the impact of the standard and related interpretations, including the disclosure requirements. As such, IFRS 15 could have additional impacts on the Company's consolidated financial statements for which a conclusion has not been reached yet.
The Company is conducting concurrently the remaining two phases, design and implementation. The impacts on the other key elements, such as IT changes, education and training requirements, internal control over financial reporting and impacts on business activities of the Company’s conversion plan, are assessed during those phases.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard will be effective on October 1, 2018 for the Company and is required to be applied retrospectively. The Company plans to apply the exemption from the requirement to restate comparative information.
The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The Company's financial assets currently classified as loans and receivables will continue to be measured at amortized cost and financial assets currently classified as available-for-sale will continue to be measured at fair value through other comprehensive income.
The standard introduces a new impairment model which will apply to the Company’s trade accounts receivable, long-term receivables and long-term bonds. Management does not believe that the Company is subject to any significant credit risk, given its large and diversified client base and its risk mitigation strategy to invest in high credit quality corporate and government bonds with a credit rating of A or higher.
Finally, IFRS 9 introduces a new hedge accounting model that is more closely aligned with risk-management activities. The Company expects that existing hedge relationships currently designated as effective hedging relationships will still qualify for hedge accounting under this new model.
The Company is still in the process of evaluating the impact of the disclosure requirements of the standard. Based on the assessment performed to date, the Company does not expect a significant impact on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company with earlier application permitted. The Company does not plan to adopt the standard earlier.
When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses.

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6.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2017. Certain of these accounting policies, listed below, require management to make accounting estimates and judgement that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Revenue recognition [1]	✓	✓	✓
Estimated losses on revenue-generating contracts	✓		✓
Goodwill impairment	✓		✓
Business combinations	✓	✓	✓	✓
Income taxes	✓			✓
Litigation and claims	✓	✓	✓
1     Affects the balance sheet through accounts receivable, work in progress and deferred revenue.
Revenue recognition
Relative selling price
If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price at the inception of the contract. At least on a yearly basis, the Company reviews its best estimate of the selling price which is established by using a reasonable range of prices for the various services and products offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.
System integration and consulting services under fixed-fee arrangements
Revenue from system integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour hours or labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, estimated losses on revenue-generating contracts is accounted for as described below.

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Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the project managers on a monthly basis. Some of the indicators reviewed are: current financial results, delays in reaching milestones, new complexities in the project delivery and third party deliverables and estimated costs.
In addition, CGI’s Engagement Assessment Services (EAS) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that have a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the executive management. Due to the variability of the indicators reviewed, and because the estimates are based on many variables, estimated losses on revenue-generating contracts are subject to change.
Goodwill impairment
The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital (WACC) and actual financial performance compared to planned performance.
The recoverable amount of each segment has been determined based on its value in use (VIU) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding service offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 11 of the audited consolidated financial statements for the fiscal year ended September 30, 2017. Historically, the Company has not recorded an impairment charge on goodwill. As at September 30, 2017, the fair value of each segment represented between 185% and 345% of its carrying value.
Business combinations
Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired.
Additionally, judgement is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill.
Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, not exceeding one year. All other subsequent changes are recorded in our consolidated statement of earnings.
Income taxes
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of

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the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessments of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.
Litigation and claims
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

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7.	Integrity of Disclosure

Management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.
CGI has formal disclosure guidelines whose goal is to raise awareness of the Company’s approach to disclosure among the members of the Board of Directors, senior management and employees.
The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI's compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company's internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange ("NYSE") and the U.S. Securities and Exchange Commission. The role and responsibilities of the Audit and Risk Management Committee include: (a) reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditor, asserting the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor's performance assessment, and pursuing ongoing discussions with them; (g) reviewing all related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditor's examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor's performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.
As reported in our 2017 Annual Report, the Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Commitee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework), supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2017. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
For the quarter ended March 31, 2018, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting.

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8.	Risk Environment

8.1. RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.
8.1.1. Risks Related to the Market
Economic risk
The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. Clients may decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements in a downturn, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our revenue and profitability could be negatively impacted as a result of these factors.
8.1.2. Risks Related to our Industry
The competition for contracts
CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company's ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company's competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.
The availability and retention of qualified IT professionals
There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who retire or leave the company and

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may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.
The ability to continue developing and expanding service offerings to address emerging business demands and technology trends
The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.
Infringing on the intellectual property rights of others
Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see guarantees risk). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Protecting our intellectual property rights
Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
Benchmarking provisions within certain contracts
Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.
8.1.3. Risks Related to our Business
Risks associated with our growth strategy
CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through smaller contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large long-term outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, large transformational acquisitions.

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Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.
Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.
If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.
The variability of financial results
Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, which could cause the Company's financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and products; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI's agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.
Business mix variations
The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.
The financial and operational risks inherent in worldwide operations
We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: currency fluctuations (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Organizational challenges associated with our size
Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

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Taxes and tax credit programs
In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Such determinations may become final and binding on the Company. Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.
Benefits obtained from government sponsored programs
We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.
Credit risk with respect to accounts receivable and work in progress
In order to sustain our net earnings and cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions
Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk
If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog of orders. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal

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right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.
Cost estimation risks
In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts, which can be based on a client's bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.
Risks related to teaming agreements and subcontracts
We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.
Our partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.
Guarantees risk
In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates
In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, restrict our ability to do so, our utilization rates may be reduced;

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thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.
Client concentration risk
We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.
Government business risk
Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk
Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities regulation, antitrust, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.
Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work
We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

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Data protection and infrastructure risks
Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company's Chief Data Protection Officer oversees the Company's compliance with the laws that protect the privacy of personal information. The Company faces risk inherent in protecting the security of such personal data. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.
Security and cybersecurity risks
In the current environment, there are numerous and evolving security risks, especially from cyber threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, employee misconduct, and human or technological error. As a worldwide IT and business consulting firm providing services to both the private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs and expenses. These security risks to the Company include potential attacks not only of our own products, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. The Company’s Chief Security Officer is responsible for overseeing the security of the Company. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by : (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity, (ii) monitoring the Company’s performance against these policies and standards, (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all employees to increase awareness of potential cyber threats, (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks, and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks. Furthermore, while our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, the Company may find it necessary to make further significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, as well as the loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.
Risk of harm to our reputation
CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under

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such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.
Risks associated with the integration of new operations
The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
Internal controls risks
Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.
Liquidity and funding risks
The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Our ability to raise the required funding depends on the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
Foreign exchange risk
The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.
Our functional and reporting currency is the Canadian dollar. As such, our U.S., European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of our operations.

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8.2. LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Executive Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com
1350 René-Lévesque Boulevard West
25th Floor
Montreal, Quebec
H3G 1T4
Canada

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